May 13, 2009

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:	Your Letter Dated April 30, 2009 (the “Comment Letter”)
Regarding Bally Technologies, Inc.’s Form 10-K for the
Fiscal Year Ended June 30, 2008 (“2008 Form 10-K”) and
Form 10-Q for the Quarterly Period Ended
December 31, 2008 (“2009 2Q Form 10-Q”)

Dear Mr. Krikorian:

Bally Technologies, Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings.  The Company appreciates the Staff’s comments as well as the opportunity this process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.  Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission” or the “SEC”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with Staff’s comments presented in bold italicized text.  In response to the Comment Letter the Company offers the following responses:

Form 10-K for the Fiscal-Year Ended June 30, 2008

General

1.                                       We note that you have included on the facing page of the Form 10-K the file number 000-04281 when the file number currently assigned to you in EDGAR is 001-31558.  Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing reports on Form 10-K in the future.  Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Response:

We note the Staff’s comment, and in response thereto, confirm the file number currently assigned to us is 001-31558 and that we will use this file number on future filings.

Item 1. Business

Bally Gaming Equipment and Systems-Systems. page 5

2.                                       Please consider expanding the discussion of your casino enterprise system licenses to clarify the importance of these licenses to the Bally Gaming Equipment and Systems segment.  Refer to Item 101 (c)(1)(iv) of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that Item 101(c)(1)(iv) of Regulation S-K requires disclosure as to “the importance to the industry segment and the duration and effect of all patents, trademarks, licenses, franchises and concessions held” by the Company.  Each of the software licenses described under the heading Bally Gaming Equipment and Systems – Systems on page 5 of the 2008 Form 10-K and referenced in Comment #2 refer to our casino enterprise system products that we license to our customers.  None of these licenses are issued to the Company.  We disclose those licenses issued to the Company that are important to the operation of the Bally Gaming Equipment and Systems and Casino Operations segments beginning on page 10 of the 2008 Form 10-K under the heading Gaming Regulations and Licensing.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.                                       Please consider including an “Overview” section to provide an executive level overview that provides context for the remainder of the management’s discussion and analysis.  For example, identify the factors that Bally’s executives focus on in evaluating financial condition and operating performance.  We note your use of diluted earnings per share as a measure for your annual cash incentive program.

Also, consider addressing the material operations, risks and challenges facing Bally and how management is dealing with these issues.  In this regard, we note that Bally is attempting to expand its international operations.  Refer to SEC Release No. 33-8350.

Response:

We note the Staff’s comment, and in response thereto, confirm that we will include an “Overview” section in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in our future filings.  The “Overview” will provide a balanced, executive-level discussion that identifies the most important factors, themes and other matters on which management is primarily focused in evaluating the Company’s financial condition and operating results.  The “Overview” will also provide a synopsis of relevant economic and industry-wide factors to better inform the reader about how the Company earns revenues and generates cash.  We direct the Staff to page 23 under the heading Overview in our Form 10-Q for the quarterly period ended March 31, 2009 (the “2009 3Q Form 10-Q”) filed with the Commission on May 8, 2009 for the overview we prepared in response to the Staff’s comment.

4.                                       Please consider describing any known trends or uncertainties that have had, or that you expect will have, a material favorable or unfavorable impact on revenues or income from operations.  Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, confirm that we will describe such trends or uncertainties that have had, or that we reasonably expect to have, a materially favorable or unfavorable impact on net revenues or income from continuing operations in our future filings in the “Overview” section referred to in our response to Comment #3 above.  We direct the Staff to page 23 under the heading Overview in our 2009 3Q Form 10-Q for language we prepared in response to the Staff’s comment.

Cash Flow Summary, page 50

5.                                       We note that your discussion of cash flows from operating activities cites primarily the increase in net income in fiscal 2008 from fiscal 2007 as the reason for the increase.  In consideration that your net income increased $84.9 million in fiscal 2008 from fiscal 2007 while your net cash provided by operating activities increased only $42.6 million over the same period, your discussion does not appear to contribute substantively to an understanding of your cash flows.  Rather, it repeats items that are readily determinable from the financial statements.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows.  These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.  Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.  Similar concerns apply to your disclosures in your Form 10-Q for the quarter ended December 31, 2008.  For example, your disclosures do not currently explain why your revenues have increased in the six months ended December 31, 2008 compared to the prior comparable period, primarily in your Gaming equipment and systems, but your inventories balance has significantly decreased from June 30, 2008 to December 31, 2008.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that we present our cash flows utilizing the indirect method under SFAS 95.  As noted in Section IV.B.1 of SEC Release 33-8350 the discussion of cash flows from operating activities should not merely describe items identified on the face of the statement of cash flows, such as reconciling items to net income, which, to the Staff’s comment, requires a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.  A discussion of the reasons for changes in working capital that affect operating cash flows, as contemplated by the requirements of SEC Release 33-8350, can be found beginning on page 48 of the 2008 Form 10-K and we expanded this discussion on page 28 of the 2009 2Q Form 10-Q.  In future filings we will reference our working capital discussion when describing the changes in cash flows from operating activities to provide a more comprehensive understanding of our cash flows in accordance with SEC Release 33-8350.  We direct the Staff to pages 31-32 under the heading Financial Condition and Liquidity and page 33 under the heading Cash Flow Summary in our 2009 3Q Form 10-Q for language we prepared in response to the Staff’s comment.

Item 9A. Controls and Procedures

Remediation and Changes in Internal Control Over Financial Reporting, page 55

6.                                       You disclose in your Form 1O-K and two most recent Form 1O-Qs that management identified material weaknesses in internal control over financial reporting as of June 30, 2008 and that you have implemented measures to improve your internal control over financial reporting.  When discussing remediation of material weaknesses, please also provide an estimated timetable for remediation and disclose any associated material costs, to the extent known.

Response:

We note the Staff’s comment, and in response thereto, note that we expect to complete the remediation process of the material weakness in internal control over financial reporting referenced in the 2008 Form 10-K by the end of our fiscal year ended June 30, 2009.  We direct the Staff to page 36 under the heading Material Weakness in Internal Control Over Financial Reporting Previously Reported in our 2009 3Q Form 10-Q where we referenced this timetable.  The costs to remediate the reported control deficiencies are not material.

Item 11. Executive Compensation. page 59

Incorporated by Reference from Definitive Proxy Statement filed on October 28. 2008

Compensation Discussion and Analysis

Individual Named Executive Officer Compensation

Base Salary, page 17

7.                                       We note that on September 1, 2008, Mr. Isaacs’ salary was increased to $600,000, and that on October 1, 2008, Mr. Caller’s salary was increased to $365,000, Mr. Srinivasan’s salary was increased to $350,000, and Mr. Lerner’s salary was increased to $270,000.  However, you provide minimal discussion and analysis as to why the Committee chose to pay these amounts.  We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraph (b)(l)(iv) of Item 402 of Regulation S-K.  In addition, we note that the agreements with Messrs. Caller, Srinivasan and Lerner were amended to provide for the increases discussed above, but we were unable to locate these amended agreements in subsequent filings.  Please advise or file these agreements as exhibits.  Refer to Item 601(b)(10) of Regulation S-K.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that we identified a number of factors on page 16 of the Definitive Proxy Statement filed with the Commission on October 28, 2008 (the “2008 Proxy”) which may be considered in determining compensation levels for executives, including:

“…the individual’s duties and responsibilities within the Company, the individual’s experience and expertise, the compensation levels for the individual’s peers within the Company, compensation levels for similar positions in the industry or in the technology industry more generally, performance of the individual and the Company as a whole, and the levels of compensation necessary to recruit new executives.”

Please note we further specified at the top of page 17 of the 2008 Proxy that the Compensation Committee considers information from a “variety of sources when assessing the competitiveness of the Company’s current and future compensation levels”.  We further noted on the bottom of page 16 of the 2008 Proxy that “the Company does not attempt to target a particular pay positioning for the executive officers, individually or as a group. Rather, the Company assesses each executive on the previously identified factors to determine appropriate levels of compensation.”

Subsequent to our fiscal year ended June 30, 2008, the fiscal year covered by the 2008 Proxy, as noted in the 2008 Proxy as required by Instruction 2 to Item 402(b) of Regulation S-K, several of the Named Executive Officers (as defined in the 2008 Proxy)

received a salary increase after an assessment by the Compensation Committee.  In making these assessments, the Compensation Committee considered a number of the factors described in the 2008 Proxy and referenced above.  Specifically, we noted on page 17 of the 2008 Proxy that:

“During fiscal year 2009, the Compensation Committee assessed each of the Named Executive Officers’ (other than Mr. Haddrill) current salary levels in light of the Compensation Committee’s understanding of the competitive marketplace, the Company’s performance for fiscal year 2008, each individual’s contributions to the Company’s performance, and outstanding employment arrangements. The Compensation Committee approved adjustments for several of the Named Executive Officers.”

We then concluded the discussion by referencing the specific adjustment for each Named Executive Officer on pages 17-18 of the 2008 Proxy.

However, in response to Comment #7, to provide greater clarity in our future compensation disclosure, we will include tables that will more clearly identify actions taken by the Compensation Committee in regards to salary increases for the fiscal year covered by the disclosure and the portion of the subsequent fiscal year.  Specifically, were we to have included such additional disclosure in the 2008 Proxy, the tables would have appeared as follows:

Fiscal Year 2008

Executive	2007 Base Salary	2008 Base Salary	2008 vs. 2007
Robert Caller	$340,000	$340,000	0%
Michael Gavin Isaacs	$340,000	$340,000	0%
Ramesh Srinivasan	$275,000	$275,000	0%
Mark Lerner	$220,000	$220,000	0%

Fiscal Year 2009

Executive	2009 Base Salary	2009 vs. 2008	Date of Adjustment
Robert Caller	$365,000	7%	10/1/08
Michael Gavin Isaacs	$600,000	76%	9/1/08
Ramesh Srinivasan	$350,000	27%	10/1/08
Mark Lerner	$270,000	23%	10/1/08

In addition, to provide greater visibility, rather than cross-referencing the general disclosure referenced above regarding factors considered by the Compensation Committee in determining compensation levels, we will also add similar disclosures regarding the basis for any changes in compensation of our executives to the extent applicable.  Specifically, were we to have included such additional disclosure in the 2008 Proxy on pages 17-18, it would have appeared as follows (original disclosure in quotes with proposed exemplary supplemental disclosure in underlined text):

“Michael Gavin Isaacs.  On June 19, 2006, the Company entered into an employment agreement with Mr. Isaacs (the “Isaacs Agreement”) pursuant to which Mr. Isaacs began serving as Executive Vice President and Chief Operating Officer. The Isaacs’ Agreement provided for a minimum base salary of $340,000. On September 1, 2008, Mr.  Isaacs’ base salary was increased to $600,000.  Mr. Isaacs’ salary was increased due to his and the Company’s performance, and in consideration for extending his contract’s non-competition provisions” as well as in consideration of his expected increase in responsibilities, his salary relative to the competitive marketplace and internal comparisons.  The Compensation Committee also considered a provision in the Isaacs Agreement which would have required the Company to elect between making salary continuation payments or terminating Mr. Isaacs non-compete if his salary was not increased to at least $490,000 on September 1, 2008 and Mr. Isaacs terminated his employment within 30 days thereafter.

“Robert Caller.  On March 13, 2006, the Company entered into an employment agreement with Mr. Caller (the “Caller Agreement”) pursuant to which Mr. Caller began serving as Executive Vice President, Chief Financial Officer and Treasurer. The Caller Agreement provided for a minimum base salary of $340,000. On October 1, 2008, Mr. Caller’s base salary was increased to $365,000” in light of the Compensation Committee’s assessment of his salary relative to market practices and internal comparisons, Company performance and his individual performance, including his efforts related to the growth in the finance function, enhancing internal and external reporting, and resolution of the SEC’s investigation of historical revenue accounting.

“Ramesh Srinivasan.  On March 9, 2005, the Company entered into an employment agreement with Mr. Srinivasan (the “Srinivasan Agreement”) pursuant to which Mr. Srinivasan began serving as Executive Vice President for Bally’s Systems Division. The Srinivasan Agreement provided for a minimum base salary of $250,000 with an increase to $275,000 on January 1, 2006.  On October 1, 2008, Mr. Srinivasan’s base salary was increased to $350,000” in light of the Compensation Committee’s assessment of his salary relative to market practices, internal comparisons, Company performance and his individual performance including the superior growth in revenue and market share and margins of the worldwide systems business.

“Mark Lerner.  On August 15, 2000, the Company entered into an employment agreement with Mr. Lerner (the “Lerner Agreement”) pursuant to which Mr. Lerner began serving as Senior Vice President of Law and Government Affairs, General

Counsel and Secretary. The Lerner Agreement provided for a minimum base salary of $220,000. On October 1, 2008, Mr. Lerner’s base salary was increased to $270,000” in light of the Compensation Committee’s assessment of his salary relative to market practices, Company performance, the expansion of the litigation and SEC responses over the past several years, and his individual performance in maintaining the regulatory compliance of the Company and managing SEC and litigation matters for the Company.

With respect to the Staff’s comment regarding the amendment to the aforementioned individuals’ respective employment agreements, only Michael Gavin Isaacs’ base salary was increased pursuant to an amendment to his employment agreement.  The salary increases received by Messrs. Caller, Srinivasan and Lerner were not effected pursuant to an amendment to their respective employment agreements.  We will revise the disclosure in our future filings to clarify that the base salary increases for Messrs. Caller, Srinivasan and Lerner were made without adjustment to their respective employment agreements.  The amendment to Mr. Isaacs’ agreement was filed with the Commission as an exhibit to the Form 8-K filed on September 2, 2008.  This amendment will be incorporated by reference in the exhibit index to our Form 10-K for the fiscal year ended June 30, 2009.

Long-Term Incentives, page 20

8.                                       Your compensation discussion and analysis should provide an expanded analysis of how you arrived at and why you paid specific long-tern equity awards.  We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported.  Refer to paragraphs (b)(l)(iii) and (v) of Item 402 of Regulation S-K.  You should provide complete discussions of the specific factors considered by the Committee in ultimately approving this compensation, including the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response:

We note the Staff’s comment, and in response thereto, respectfully note, as referenced in response to Comment #7, we identified a number of factors and considerations that the Compensation Committee may use to determine compensation levels for executives on pages 16-17 of the 2008 Proxy.  In addition to that disclosure on page 22 of the 2008 Proxy, we identified that the rationale for providing long-term incentive awards is to induce employment or continued employment with the Company, as well as the factors used to determine the level of equity awards.  Specifically, these factors include:

“…the Named Executive Officer’s compensation at prior employers, the level required to meet the desired mix of pay which emphasizes long-term incentives, market levels of pay and the proportion of equity previously awarded the executive which is vested.  After reviewing the outstanding awards for each Named Executive Officer, the Compensation Committee, based on the Committee’s understanding of the competitive marketplace, awarded equity awards which the Committee believes appropriately reflects each individual’s contribution to the success of the business, provides enhanced retention when combined with outstanding awards, and encourages future performance.”

However, in response to Comment #8, to provide additional clarity in our future compensation disclosure, we will add supplemental disclosure regarding how and why we paid specific long-term equity awards.  Specifically, were we to have included such additional disclosure in the 2008 Proxy on pages 22-23, it would have appeared as follows (original disclosure in quotes with proposed exemplary supplemental disclosure to be included in future filings in underlined text):

For disclosure with respect to Fiscal Year 2008 beginning on page 22:

“Mr. Haddrill.    Mr. Haddrill was granted 50,000 stock options at a per-share exercise price equal to the market price on February 22, 2008, 16,667 of which will vest on June 30, 2009, 16,667 of which will vest on December 31, 2009 and 16,666 of which will vest on June 30, 2010. Mr. Haddrill was granted 22,416 RSUs having a value equal to $1.0 million on February 22, 2008, 11,208 of which will vest on June 30, 2009 and 11,208 which will vest on January 1, 2010. The equity awards were granted pursuant to the February 13, 2008 amendment to the Haddrill Agreement” which extended the term of the agreement by one year with automatic one year renewals.  The awards were intended to approximate the annualized value of historic awards provided to Mr. Haddrill at the grant determination date and to provide a mix of awards between stock options and restricted stock to encourage both retention and focus on share appreciation.

“Mr. Isaacs.    Mr. Isaacs was granted 10,000 shares of restricted stock on December 13, 2007, 5,000 of which will vest on December 13, 2010 and 5,000 of which will vest on December 13, 2011. Mr. Isaacs was granted 15,000 stock options at a per-share exercise price equal to the market price on April 14, 2008 which vests in four equal installments of 3,750 shares on each of April 14, 2009, April 14, 2010, April 14, 2011 and April 14, 2012. Mr. Isaacs was granted 10,000 shares of restricted stock on April 14, 2008, 5,000 of which will vest on April 14, 2010, 2,500 of which will vest on April 14, 2011 and 2,500 of which will vest on April 14, 2012.”  The awards were intended to provide Mr. Isaacs with total direct compensation targeted above the amount previously provided.  This was due to his and the Company’s superior performance and reflects his role, responsibilities and expected future contributions as well as the Compensation Committee’s understanding of market pay and internal equity.  These awards were intended to continue to provide for a balance between restricted stock and stock options to encourage both retention and focus on share appreciation.

“Mr. Srinivasan.    Mr. Srinivasan was granted 5,000 shares of restricted stock on December 13, 2007, 2,500 of which will vest on December 13, 2010 and 2,500 of which will vest on December 13, 2011. Mr. Srinivasan was granted 6,000 shares of restricted stock on April 14, 2008 which will vest on December 31, 2009.”  The awards were intended to provide Mr. Srinivasan with total direct compensation targeted above the amount previously provided.  This was due to his, the System’s Division, and the Company’s superior performance and reflects his role, responsibilities and expected future contributions as well as the Compensation Committee’s understanding of market pay and internal equity.  These awards were intended to encourage retention.

“Mr. Lerner.    Mr. Lerner was granted 2,000 shares of restricted stock on December 13, 2007 which will vest on December 13, 2010. Mr. Lerner was granted 2,000 shares of restricted stock on April 14, 2008 which will vest on December 31, 2010.”   The awards were intended to provide Mr. Lerner with total direct compensation targeted above the amount previously provided.  This was due to his and the Company’s performance and reflects the increased complexity of managing the legal department as well as the Compensation Committee’s understanding of market pay.  These awards were intended to encourage retention.

For disclosure with respect to Fiscal Year 2009 on page 23:

“Mr. Haddrill.    Mr. Haddrill was granted 50,000 stock options at a per-share exercise price equal to the market price on October 17, 2008, which vest in full on December 31, 2010. Mr. Haddrill was also granted 66,745 RSUs having a value equal to $1.7 million on October 17, 2008, which vest in full on December 31, 2010. The equity awards were granted pursuant to the October 22, 2008 amendment to the Haddrill Agreement.”  The awards were intended to approximate the annualized value of historic awards provided to Mr. Haddrill as of the grant determination date.  After consideration of Mr. Haddrill’s current outstanding awards of restricted stock and stock options, the Compensation Committee provided for a mix of awards between stock options and restricted stock to encourage both retention and focus on share appreciation.

“Mr. Isaacs.    Mr. Isaacs was granted 25,000 shares of restricted stock which vest in full on October 17, 2012. Mr. Isaacs was also granted 50,000 stock options at a per-share exercise price equal to the market price on October 17, 2008, 25,000 of which will vest on October 17, 2010, 12,500 of which will vest on October 17, 2011 and 12,500 of which will vest on October 17, 2012.”   The awards were intended to provide Mr. Isaacs with total direct compensation targeted above the amount previously provided.  This was due to his and the Company’s superior performance and reflects his roles, responsibilities and expected future contributions as well as the Compensation Committee’s understanding of market pay and internal equity.

These awards were intended to continue to provide for a balance between restricted stock and stock options to encourage both retention and focus on share appreciation.  The vesting term of the restricted stock award was modified to further encourage retention.

“Mr. Srinivasan.    Mr. Srinivasan was granted 20,000 shares of restricted stock which vest in full on December 31, 2010. Mr. Srinivasan was also granted 40,000 stock options at a per-share exercise price equal to the market price on October 17, 2008, 20,000 of which vest on December 31, 2009 and 20,000 of which vest on December 31, 2010.”  The awards were intended to provide Mr. Srinivasan with total direct compensation targeted above the amount previously provided.  This was due to his, the System’s Division, and the Company’s superior performance and reflects his role, responsibilities and expected future contributions as well as the Compensation Committee’s understanding of market pay and internal equity.  These awards were intended to continue to provide for a balance between restricted stock and stock options to encourage both retention and focus on share appreciation.

“Mr. Lerner.    Mr. Lerner was granted 10,000 stock options at a per-share exercise price equal to the market price on October 17, 2008, 5,000 of which vest on October 17, 2010, 2,500 of which vest on October 17, 2011 and 2,500 of which vest on October 17, 2012.”   The awards were intended to provide Mr. Lerner with total direct compensation targeted above the amount previously provided.  This was due to his and the Company’s performance and reflects the increased complexity of managing the legal department as well as the Compensation Committee’s understanding of market pay.  These awards were intended to provide for a balance between restricted stock and stock options and to encourage both retention and focus on share appreciation.

Certain Relationships and Related Transactions, page 41

9.                                       We note that it is your general policy not to enter into related-party transactions and that, to the extent there is a related party transaction, your board of directors reviews such transaction to determine whether such transaction is in the best interests of Bally and its stockholders.  Your related party transaction discussion should include a discussion of your procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K.  Refer to Item 404(b) of Regulation S-K.  While the material features of such policies and procedures will vary depending on the particular circumstances, examples of such features may include, among other things, (i) the types of transactions that are covered by such policies and procedures, (ii) the standards to be applied pursuant to such policies and procedures, and (iii) a statement of whether such policies and procedures are in writing and, if not, how such policies and procedures are evidenced.

Response:

We note the Staff’s comment, and in response thereto, refer you to the summary below, which is a more detailed description of our procedures for the review and approval or ratification of any transactions required to be disclosed under paragraph (a) of Item 404 of Regulation S-K.  We will include this more detailed summary in our future proxy statements and, to the extent not incorporated by reference from a proxy statement, our Annual Reports on Form 10-K.

“It is the Company’s general policy not to enter into transactions with executive officers, directors, nominees for director, greater than 5% beneficial owners of the Company’s common stock or an immediate family member of any of the foregoing, regardless of the dollar amount involved. To the extent a related party has an interest in a transaction involving the Company or any of its subsidiaries, other than solely as a result of being an executive officer, director, nominee for director of beneficial owner of Company common stock, whether that interest is direct or indirect, the Board of Directors reviews such transaction to determine whether the transaction is in the best interests of the Company and its stockholders and whether it should be approved or ratified.  In reviewing the transaction in question, the Board takes into account, among other factors it deems appropriate, the type of transaction, the extent of the related party’s interest and whether the transaction is on terms no less favorable to the Company or its subsidiary than the terms that would generally be agreed to with an unaffiliated third-party under the same or similar circumstances.  If a related party transaction is approved or ratified and will be ongoing, at the time of approval or ratification, the Board may establish guidelines for the Company’s management to follow in its ongoing dealings with the related party in question.  Thereafter, the Board, on at least an annual basis, reviews and assesses ongoing relationships with the related parties to see that they are in compliance with guidelines established by the Board and that the transaction generally remains appropriate.

All matters with respect to the review, approval or ratification of related party transactions, including any guidelines for ongoing transactions, are evidenced in the minutes of the applicable meeting(s) of the Board.  No director participates in any discussion, approval or ratification of a related party transaction for which he or she (or an immediate family member) is involved other than to provide all material information concerning the transaction to the Board.”

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations. page F-3

10.                                 The presentation of revenues and cost of revenues appears to be based on your operating segments.  Tell us how this presentation complies with Rules 5-03.1 and 5-03.2 of Regulation S-X. In this regard, we note from disclosures throughout your filing that Gaming Equipment and Systems revenues includes fees earned from products and services and that Gaming Operations includes income from rentals and revenues from services.  As part of your response, provide an analysis indicating the amount of revenue attributable to sales of products, income from rentals, and revenues from services for each of the periods presented.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that the Consolidated Statements of Operations on page F-3 of the 2008 Form 10-K presents revenues based on our operating segments — Bally Gaming Equipment and Systems and Casino Operations, however, as required by Rules 5.03.1 and 5-03.2 of Regulation S-X, we have separately presented revenues from our Gaming Operations as such revenues represent rentals as disclosed in Note 1 under the heading Revenue Recognition on page F-12 of the 2008 Form 10-K.  We have not further segregated services revenues on the face of the income statement because, as under Rule 5-03.1 and 5-03.02 of Regulation S-X, “each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under Rule 5-03.2 shall be combined in the same manner.” Revenue derived from services is less than 10 percent of the sum of the items in the revenue class and therefore is combined with net sales of tangible products.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies. page F-7

11.                                 We note that you recognize your gaming equipment and systems revenues in accordance with SOP 97-2.  We further note your product development disclosures on page 7, particularly your discussion of your software development process.  Tell us how you considered the guidance contained in SFAS 86 and what consideration you gave to including your related accounting policy in your notes to financial statements.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that we account for the costs associated with the development of our software products as research and development expenses.  SFAS 86 provides that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until “technological feasibility,” as defined under paragraph 3 of SFAS 86, has been established for the product. Further, SFAS 86 provides that “technological feasibility” is not established until completion of a detail program design or, in its absence, completion of a working model.  We have determined that “technological feasibility” is not established until shortly before the products are made available to customers.  Because “technological feasibility” is not reached until shortly before the products are made available to customers, the development costs incurred after the establishment of “technological feasibility” and before the release of a product to customers, if any, are not material. However, we will add additional disclosure to the notes to our financial statements in our future filings to clarify this point.

Revenue recognition. page F-11

12.                                 Explain to us how you determine that each of the identified revenue recognition criteria have been satisfied.  Indicate what consideration you gave to including this information in the description of your revenue recognition policy.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that our determination of whether each of the revenue recognition criteria identified under the heading Revenue Recognition on page F-11 of the 2008 Form 10-K has been satisfied is as follows:

Persuasive evidence of an arrangement exists

We require an executed sales agreement, signed by both parties, and/or a customer purchase order that must be system generated and/or signed by an authorized customer representative to provide persuasive evidence of an arrangement.

Delivery has occurred

For the sale of our gaming equipment, we evaluate the shipment terms as stated in agreement or purchase order to determine when title and risk of loss has transferred to the customer.  We also review transactions for the existence of any acceptance criteria and evaluate the impact of such acceptance criteria on our revenue recognition.

For the sale of our systems products, we require acknowledgment in writing from the customer that the system has been installed and accepted before the delivery is deemed to have occurred.

The price or fee is fixed or determinable

In addition to our consideration of extended payment terms as disclosed under the heading Revenue Recognition on page F-11 in the 2008 Form 10-K, we consider and evaluate the terms of the executed sales agreement or customer purchase order. Such documents contain pricing and payment terms allowing for an appropriate evaluation as to whether the price is considered fixed or determinable.

Collectibility is probable

The determination of collectibility begins with the evaluation of a customer’s credit worthiness and is also reviewed at the time of transaction for current market conditions.

We believe that our revenue recognition disclosure includes all relevant factors and judgments.  We specifically consider and disclose the relevant assertions and factors considered in the application of SOP 97-2 and do not believe that there are any unique factors relevant to satisfying the basic revenue recognition criteria referred to above that have not been disclosed.

13.                                 You indicate that the gaming operation division earns recurring revenue that is recognized based on the contractual terms of the arrangement.  We note from the discussion beginning on page 4 of your Business section that Gaming Operations may include the sale of gaming devices, game content, and services.  Explain the nature of any multiple element arrangements entered into by this division.  Tell us whether any of your multiple clement arrangements are subject to the separation criteria of EITF 00-21.  If so, identify the nature of the elements involved, the nature of the units of accounting that you account for as a separate and discrete earnings process, and support for your conclusions that, among other things, the delivered items have value on a standalone basis.  Tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

Response:

We note the Staff’s comment, and in response thereto, respectfully note our gaming operations division does not include the sale of gaming devices, game content, and services.  Rather, as noted under the heading Bally Gaming Equipment and Systems — Gaming Operations on page 4 of the 2008 Form 10-K, revenue from the gaming operations division is generated through the assessment of either a fixed daily fee or a fee which is based on a share of the earnings of a gaming device.  As stated on page F-12 of the 2008 Form 10-K under the heading Revenue Recognition:

“The gaming operation division earns recurring revenue that consists of the operation of linked progressive systems and from gaming devices, content and the related systems placed in casinos on a daily fee or rental basis. Revenue from these sources is recognized based on the contractual terms of the arrangement and is generally based on a share of money wagered, a share of the net winnings, or on a fixed daily rental rate basis.”

The daily fee entitles the customer to full use of the gaming device and includes rental and maintenance of the gaming device, licensing of the game content and connection to our linked progressive system, where applicable.  In certain markets the gaming operations division also charges a daily system connection fee for the customer to connect to our central determination system and/or related back-office system.  We do not consider our gaming operations arrangements to have multiple revenue-generating activities as contemplated under EITF 00-21 as the services offered are a comprehensive solution in exchange for the daily fee.  Also, as our gaming operations arrangements do not include multiple deliverables, we do not utilize the separation criteria in EITF 00-21. The sale of gaming devices, content and services relates to our Gaming Equipment division described on page 3 of the 2008 Form 10-K and revenues for such arrangements, including multiple element arrangements, are accounted for using the criteria set forth in SOP 97-2.

14.                                 We note your disclosure on page 42 of MD&A indicating that revenue from Gaming Operations includes daily fees that related to certain contracts which are currently being deferred due to new contractual commitments made to the customers.  Explain the nature of these new contractual commitments and how they impact revenue recognition.  Tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that our gaming operations division entered into a unique arrangement with a customer for the rental of gaming devices and the license of a back-office system. The customer’s functional specification for the back-office system called for certain functionality that was not readily available in a general release of the software.

The Company considered the functional specification with respect to the back-office system and determined it represented a specified product upgrade, as defined under SOP 97-2.  The existence of an undelivered element precluded us from recognizing revenue until such time that the software met the functional specification or the customer waived the functional specification.

This type of arrangement is unique for the gaming operations division; therefore, we provided a more in depth discussion in our Management Discussion and Analysis of Financial Condition and Results of Operations.  However, given the unique nature of this transaction and that we do not expect to enter into similar arrangements in the future, we believe the critical accounting policies adequately describe our general revenue recognition policy and that the treatment of this arrangement did not need to be addressed to provide readers with an understanding of our revenue recognition policies in general.

15.                                 Your disclosure on page 8 of your Business section indicates that your hardware and software maintenance agreements commence after an initial warranty period, typically 90 days.  Explain how you consider the warranty period in your allocation of and pattern of recognition of fees generated from arrangements that include hardware and software maintenance. Refer to paragraph 56 of SOP 97-2.  Tell us what consideration you gave to addressing this policy in your revenue recognition disclosure.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that on page F-12 of the 2008 Form 10-K we disclosed the following under the heading Revenue Recognition:

“The majority of the Company’s software arrangements are time-based licenses, generally for twelve month periods, and are bundled with software maintenance and product support fees. The Company also licenses its software on a perpetual basis. Software maintenance provides customers with rights to unspecified software product upgrades, maintenance and patches released during the term of the support period. The majority of the Company’s customers purchase both software and hardware maintenance and product support when they purchase its software. In addition, substantially all customers renew these maintenance agreements annually.

The Company is unable to establish VSOE of fair value for software maintenance and product support fees on its time-based license arrangements as the software maintenance and product support contractual term in these arrangements are generally the same duration as the license term. Accordingly, software license fees and products and services in multiple element arrangements bundled with time-based license arrangements are recognized ratably over the term of the arrangement.”

As noted, the majority of our software agreements are licensed for a specific period of time, normally for twelve months.  The software and product support period runs contemporaneously with the license period.  As we are unable to establish VSOE for the software maintenance and product support on time-based licenses, revenue is recognized ratably over the initial maintenance period, which includes the initial warranty period, as directed under paragraph 58 of SOP 97-2. The potential revenue that would be allocated to the initial warranty period for perpetual licenses is insignificant, and as such the Company does not separately allocate a portion of the license fee to the warranty period.

14. Segment and Geographical Information. page F-32

16.                                 We note your breakout of revenue by geographic region.  It is unclear how you have attributed revenues to these countries.  Tell us how you considered paragraph 38(a) of SFAS 131.

Response:

We note the Staff’s comment, and in response thereto, note that, in accordance with paragraph 38(a) of SFAS 131, the Company’s breakout of revenue by geographic region is determined by country of destination of the product or service generating the revenue.  We will include disclosure to clarify how we attribute revenues to these countries in future filings. We direct the Staff to the disclosure included in Note 10, Segment and Geographic Information on page 18 of the 2009 3Q Form 10-Q for language we prepared in response to the Staff’s comment.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows, page 5

17.                                 We note that you have presented a net amount for the pay-off of debt from refinancing within cash flows from financing activities.  Tell us what consideration you gave to presenting the gross cash flows from your refinancing.  Explain how your presentation is consistent with the guidance in paragraphs 11 to 13 of SFAS 95.

Response:

We note the Staff’s comment, and in response thereto, respectfully note that on September 29, 2008, the Company entered into a new $225.0 million term loan and a new $75.0 million revolving credit facility.  At funding, the new term loan and $50.0 million drawn on the revolving credit facility were contributed directly to the administrative agent and were used to pay-down the then-existing term loan balance of $289.6 million.  The Company also contributed $14.6 million from cash-on-hand to pay the remaining principal balance on the then-existing term loan.  The Company also paid $10.7 in debt issuance costs from cash-on-hand.  Based on the flow of funds between the new and prior term loan holders, the Company concluded the only cash out flows to be reported as financing activities were the $14.6 million used to pay-down debt and the $10.7 million in debt issuance costs.  The portion paid by the administrative agent is disclosed as a non-cash transaction in the Unaudited Condensed Consolidated Supplemental Cash Flow Information on page 6 of the 2009 2Q Form 10Q.  Accordingly, the guidance concerning the reporting of items net in paragraphs 11 to 13 of SFAS 95 is not applicable to this transaction.  Therefore, because we believe the guidance set forth in paragraphs 11 to 13 of SFAS 95 is not applicable, we did not consider presenting the gross cash flows from the refinancing.

*  *  *  *  *

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter.  Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

BALLY TECHNOLOGIES, INC.

By:	/s/ Robert C. Caller
Robert C. Caller
Executive Vice President, Chief Financial Officer and Treasurer
Bally Technologies, Inc.

Cc:	Robert L. Guido
Chairman of the Audit Committee
Bally Technologies, Inc.